Cleartronic, Inc.

DBA ReadyOp Communications, Inc.

28050 US Hwy 19 N, Suite 310, Clearwater, FL 33761

Tel: 813-289-7620

April 28, 2023

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:          Becky Chow

                          Stephen Krikorian

Re:                   Cleartronic, Inc.

                         Form 10-K for the fiscal year ended September 30, 2022

                         Filed December 29, 2022

                         File No. 000-55329

Dear Ms. Chow and Mr. Kirkorian:

We are in receipt of the comment letter, dated April 25, 2023, from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") regarding the above captioned filing on Form 10-K for the fiscal year ended September 30, 2022, filed on December 29, 2022 (the "Annual Report"). Below is the response of Cleartronic, Inc. ("Cleartronic," the "Company," "we," "our" or similar terminology) to the Staff's comments.

For the Staff's convenience, we have incorporated your comments into this response letter in italics. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Annual Report.

Form 10-K filed on December 29, 2022

Item9A. Controls and Procedures, page 9

1. 1. We noted your response to our comments 1 and 2 in our comment letter dated March 22, 2023. Please amend your Form 10-K to clearly disclose your management's conclusion of the assessment of your internal control over financial reporting as of September 30, 2022.

Our response to Comment #1:

We have filed an amendment to the Annual Report to disclose management's conclusion of the assessment of our internal control over financial reporting as of September 30, 2022, by making the changes proposed in our letter to the Staff dated March 27, 2023.

Should you have any questions or comments regarding our responses or if any additional or supplemental information is required by the Staff, please feel free to contact me at lreid@cleartronic.com - 954-826-2508.

Sincerely,

/s/ Larry M. Reid

Larry M. Reid

Chief Financial Officer